Exhibit 99.1

OCEAN RIG UDW INC. SHAREHOLDERS APPROVE MERGER WITH TRANSOCEAN LTD.
November 29, 2018, Grand Cayman, Cayman Islands - Ocean Rig UDW Inc. (NASDAQ:ORIG), ("Ocean Rig" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that its shareholders have approved the merger of the Company with Transocean Ltd. ("Transocean") by which, upon the closing of the merger, Ocean Rig will become a wholly-owned subsidiary of Transocean (the merger to form the "Combined Entity").  Holders of 86.76% of the outstanding shares of Ocean Rig voted, of which 99.99% approved the merger.
Key Transaction Terms
•
At the effective time of the merger, each issued and outstanding share of Ocean Rig immediately prior to such time (other than certain Ocean Rig shares that will be canceled as set forth in the merger agreement), will be canceled and automatically converted into the right to receive 1.6128 newly issued shares of Transocean and $12.75 in cash.

•	Transocean as the Combined Entity will remain listed on NYSE under the symbol "RIG."
About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statement
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to management's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect management's current views and assumptions with respect to future events and are subject to risks and uncertainties.

Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, estimated duration of customer contracts; contract dayrate amounts; future contract commencement dates and locations; planned shipyard projects and other out-of-service time; sales of drilling units; timing of the Transocean newbuild deliveries; operating hazards and delays; risks associated with international operations; actions by customers and other third parties; the future prices of oil and gas; the intention to scrap certain drilling rigs; the inability by Transocean to complete the acquisition of Ocean Rig in a timely manner or at all (whether as the result of the inability to obtain or delay in obtaining any required Transocean or Ocean Rig shareholder approvals or any required regulatory approvals, or for any other reason); the imposition of any terms and conditions on any required governmental and regulatory approvals that could reduce the anticipated benefits to Transocean of the acquisition; the occurrence of any event, change or other circumstances that could give rise to the termination of the acquisition; the inability to successfully integrate Ocean Rig's operations with those of Transocean without unexpected cost or delay, the challenges of integrating and retaining key employees; risks related to diversion of management time and attention from ongoing business operations due to the acquisition; the inability of Transocean to achieve expected synergies from the acquisition or that it may take longer or be more costly than expected to achieve those synergies; the effect of the announcement or completion of the acquisition on the ability of Transocean and Ocean Rig to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally, the inability to achieve anticipated synergies from the merger in a timely manner or at all; and other factors, including those and other risks discussed in the Transocean's most recent Annual Report on Form 10-K for the year ended December 31, 2017, Ocean Rig's most recent Annual Report on Form 20-F, and in Transocean's or Ocean Rig's other filings with the U.S. Securities and Exchange Commission ("SEC"), which are available free of charge on the SEC's website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All subsequent written and oral forward-looking statements attributable to the Transocean or to persons acting on our behalf are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that occur, or which we become aware of, after the date hereof, except as otherwise may be required by law.
Investor Relations / Media:
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: oceanrig@capitallink.com